

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Maree Robertson
Senior Vice President - Chief Financial Officer
FREEPORT-MCMORAN INC.
333 N. Central Ave.
Phoenix, AZ 85004

   **Re: FREEPORT-MCMORAN INC**
    **Form 10-K for Fiscal Year Ended December 31, 2021**
    **Filed February 15, 2022**
    **File No. 001-11307-01**

Dear Ms. Robertson:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation